Filed Pursuant to Rule 433
Registration No. 333-169315-03

Entergy Arkansas, Inc.

$125,000,000
First Mortgage Bonds,
4.75% Series due June 1, 2063

Final Terms and Conditions

May 28, 2013

Issuer:	Entergy Arkansas, Inc.

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A3 (stable outlook) by Moody’s Investors Service A- (stable outlook) by Standard & Poor’s Ratings Services

Trade Date:	May 28, 2013

Settlement Date (T+5):	June 4, 2013

Principal Amount:	$125,000,000

Coupon:	4.75%

Coupon Payment Dates:	March 1, June 1, September 1 and December 1 of each year

First Payment Date:	September 1, 2013

Final Maturity Date:	June 1, 2063

Optional Redemption Terms:	Callable at par, in whole or in part, at any time on or after June 1, 2018

Price:	$25.00 per bond

Net Proceeds Before Expenses:	$121,062,500

Expected Listing:	New York Stock Exchange

Joint Book-Running Managers:	Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC

Co-Managers:	Stephens Inc.

CUSIP / ISIN:	29364D 753 / US29364D7536

1 A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Morgan
Stanley & Co. LLC toll free at 800-584-6837, or (ii) Wells Fargo Securities, LLC toll free at 1-
800-326-5897.